Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名創優品集團控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

INSIDE INFORMATION

ADOPTION OF DIVIDEND POLICY

This announcement is made by MINISO Group Holding Limited (the “Company”) pursuant to Rule 13.09(2)(a) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

As the Company attaches great importance to provide reasonable return to investors, the board of directors of the Company (the “Board”) is pleased to announce that the Board has approved and adopted a dividend policy of the Company (the “Dividend Policy”) on July 27, 2023, which aims to provide foreseeable returns to the shareholders of the Company. The Dividend Policy will be effective from July 27, 2023.

Pursuant to the Dividend Policy, subject to compliance with applicable laws and regulations and the memorandum and articles of association of the Company, in principle, it is targeting an annual dividend no less than 50% of its annual adjusted net profit, a non-IFRS measure, which is defined as profit for the period excluding equity-settled share-based payment expenses, subject to certain factors set out below.

Mr. Guofu Ye, Founder, Chairman, and Chief Executive Officer of MINISO, commented, “After 10 years of solid execution, with a focus on organic growth and expanding profitability and cash flows, we are pleased to add another dimension to our capital allocation strategy, the Board’s decision to initiate a dividend policy represents a milestone moment for MINISO that bolsters our commitment to simultaneously invest in long-term growth and return value to our shareholders.”

On August 19, 2021, the Board declared a cash dividend in the amount of US$0.156 per ADS, or US$0.039 per Share, payable as of the close of business on September 9, 2021 to shareholders of record as of the close of business on August 31, 2021. The aggregate amount of cash dividends paid was approximately RMB304.7 million, which was funded by surplus cash on the Company’s balance sheet. On August 17, 2022, the Board declared a cash dividend in the amount of US$0.172 per ADS, or US$0.043 per Share, payable as of the close of business on September 9, 2022 to shareholders of record as of the close of business on August 31, 2022. The aggregate amount of cash dividends paid was approximately RMB360.8 million, which was funded by surplus cash on the Company’s balance sheet.

Under the laws of the Cayman Islands and subject to the applicable provisions of the laws of the People’s Republic of China, the Board has the discretion to declare and distribute any dividends. The Board will take into account the Company’s actual and expected operations and profitability conditions, capital requirements and surplus, overall financial position, contractual restrictions and other factors that the Board may deem relevant in evaluating the decision and the exact amount of dividends for distribution.

The Dividend Policy shall in no way constitute a legally binding commitment by the Company in respect of its future dividends and/or in no way obligate the Company to declare a dividend at any time or from time to time. There can be no assurance that dividends will be paid in any particular amount for any given year.

Non-IFRS Financial Measure

In evaluating the business, MINISO considers and uses adjusted net profit as supplemental measure to review and assess its operating performance. The presentation of the non-IFRS financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. MINISO defines adjusted net profit as profit for the period excluding equity-settled share-based payment expenses.

MINISO presents the non-IFRS financial measure because it is used by the management to evaluate its operating performance and formulate business plans. The non-IFRS financial measure enables the management to assess its operating results without considering the impacts of the aforementioned non-cash and other adjustment items that MINISO does not consider to be indicative of its operating performance in the future. Accordingly, MINISO believes that the use of the non-IFRS financial measure provides useful information to investors and others in understanding and evaluating its operating results in the same manner as the management and board of directors.

The non-IFRS financial measure is not defined under IFRS and is not presented in accordance with IFRS. The non-IFRS financial measure has limitations as analytical tools. One of the key limitations of using the non-IFRS financial measure is that it does not reflect all items of income and expense that affect MINISO’s operations. Further, the non-IFRS financial measure may differ from the non-IFRS information used by other companies, including peer companies, and therefore their comparability may be limited.

The non-IFRS financial measure should not be considered in isolation or construed as alternative to profit, as applicable, or any other measures of performance or as indicator of MINISO’s operating performance. Investors are encouraged to review MINISO’s historical non-IFRS financial measures in light of the most directly comparable IFRS measures. The non-IFRS financial measure presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing MINISO’s data comparatively. MINISO encourages you to review its financial information in its entirety and not rely on a single financial measure.

By Order of the Board
MINISO Group Holding Limited Mr. YE Guofu
Executive Director and Chairman

Hong Kong, July 27, 2023

As of the date of this announcement, the Board comprises Mr. YE Guofu as executive director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive directors.

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